UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G
(Amendment No.)*

Under the Securities Exchange Act of 1934

European Biotech Acquisition Corp.

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

G3167F 110
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3167F 110		Schedule 13G
1		NAME OF REPORTING PERSON LSP Sponsor EBAC B.V.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 3,593,792 (1)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 3,593,792 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,593,792 (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 21.92% (1)
12		TYPE OF REPORTING PERSON OO

CUSIP No. G3167F 110		Schedule 13G
1		NAME OF REPORTING PERSON LSP Management Group B.V.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 3,593,792 (1)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 3,593,792 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,593,792 (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 21.92% (1)
12		TYPE OF REPORTING PERSON CO

CUSIP No. G3167F 110		Schedule 13G
1		NAME OF REPORTING PERSON Martijn Kleijwegt
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 3,593,792 (1)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 3,593,792 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,593,792 (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 21.92% (1)
12		TYPE OF REPORTING PERSON IN

CUSIP No. G3167F 110		Schedule 13G
1		NAME OF REPORTING PERSON Mark Wegter
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 3,593,792 (1)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 3,593,792 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,593,792 (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 21.92% (1)
12		TYPE OF REPORTING PERSON IN

(1) See Item 4 below. The Reporting Person owns (i) 3,138,696 Class B Ordinary Shares of the Issuer, which are automatically convertible into the Issuer’s Class A Ordinary Shares as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-253220) and (ii) 455,096 shares underlying the private placement units.

Item 1(a). Name of Issuer:

European Biotech Acquisition Corp. (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

Johannes Vermeerplein 9 1071 DV Amsterdam, Netherlands

Item 2(a). Name of Person Filing:

LSP Sponsor EBAC B.V. (the “Reporting Person”)

LSP Management Group B.V.

Martijn Kleijwegt

Mark Wegter

Item 2(b). Address of Principal Business Office or, if none, Residence:

LSP Sponsor EBAC B.V. – Johannes Vermeerplein 9 1071 DV Amsterdam, Netherlands

LSP Management Group B.V. – Johannes Vermeerplein 9 1071 DV Amsterdam, Netherlands

Martijn Kleijwegt – Johannes Vermeerplein 9 1071 DV Amsterdam, Netherlands

Mark Wegter – Johannes Vermeerplein 9 1071 DV Amsterdam, Netherlands

Item 2(c). Citizenship:

LSP Sponsor EBAC B.V. – Netherlands

LSP Management Group B.V. – Netherlands

Martijn Kleijwegt – Netherlands

Mark Wegter – Netherlands

Item 2(d). Titles of Classes of Securities:

Class A Ordinary Shares, par value $0.0001 per share.

Item 2(e). CUSIP Number:

G3167F 110

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c)
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	Non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J).
(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ______________.

Item 4. Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

As of December 31, 2021, the Reporting Person may be deemed to beneficially own 3,138,696 shares of the Issuer’s Class B Ordinary Shares and 455,096 of the Issuer’s Class A common stock, representing 21.92% of the total Class A and Class B Ordinary Shares issued and outstanding. The Class B Ordinary Shares are automatically convertible into the Issuer’s Class A Ordinary Shares at the time of the Issuer’s initial business combination on a one-for-one basis, subject to adjustment, as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-253220).

LSP Management Group B.V., a Dutch limited liability company, is the majority owner of the Reporting Person and as such, LSP Management Group B.V. has voting and investment discretion with respect to the shares held of record by the Reporting Person and may be deemed to have shared beneficial ownership of the shares held by the Reporting Person. Martijn Kleijwegt and Mark Wegter who are directors of LSP Management Group B.V. have voting and investment discretion with respect to the shares owned by LSP Management Group B.V. and may be deemed to have indirect shared beneficial ownership of the shares held by the Reporting Person.

Item 5. Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2022

European Biotech Acquisition Corp.

/s/ Eduardo Bravo
Name:	Eduardo Bravo
Title:	CEO

LSP Sponsor EBAC B.V.

/s/ Martijn Kleijwegt
Name:	Martijn Kleijwegt
Title:	Director

/s/ Mark Wegter
Name:	Mark Wegter
Title:	Director

LSP Management Group B.V.

/s/ Martijn Kleijwegt
Name:	Martijn Kleijwegt
Title:	Director

/s/ Mark Wegter
Name:	Mark Wegter
Title:	Director
Martijn Kleijwegt

/s/ Martijn Kleijwegt

Mark Wegter

/s/ Mark Wegter

Exhibit Index

Exhibit	Description
Exhibit A	Joint Filing Agreement dated, February 8, 2022, by and among LSP Sponsor EBAC B.V., LSP Management Group B.V., Martijn Kleijwegt and Mark Wegter.

Exhibit A

Joint Filing Agreement

The undersigned hereby agrees that they are filing jointly pursuant to Rule 13-d-1(k)(1) of the Securities Exchange Act of 1934, as amended, with respect to ordinary shares of Class A Ordinary Shares of European Biotech Acquisition Corp. The undersigned further agree and acknowledge that such shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained herein, but shall not be responsible for completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated: February 8, 2022

European Biotech Acquisition Corp.

/s/ Eduardo Bravo
Name:	Eduardo Bravo
Title:	CEO

LSP Sponsor EBAC B.V.

/s/ Martijn Kleijwegt
Name:	Martijn Kleijwegt
Title:	Director

/s/ Mark Wegter
Name:	Mark Wegter
Title:	Director

LSP Management Group B.V.

/s/ Martijn Kleijwegt
Name:	Martijn Kleijwegt
Title:	Director

/s/ Mark Wegter
Name:	Mark Wegter
Title:	Director

Martijn Kleijwegt

/s/ Martijn Kleijwegt

Mark Wegter

/s/ Mark Wegter